

Mail Stop 3720

April 18, 2007

Mr. William Santo
Chief Executive Officer
FP Technology, Inc.
181 Wells Avenue
Newton, Massachusetts 02459

      Re: FP Technology, Inc.
              Amendment No. 1 to Registration Statement on Form SB-2
              File No. 333-140869
              Filed April 3, 2007

Dear Mr. Santo:

      We have reviewed your filing and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We await your response to prior comments one, 10, 11, 16, 17, 18, 19 and 21. Please submit these responses with your next amendment as we may have further comments.

Exchange Offer, page 2

2.   Clarify why management began exploring the possibility of restructuring the CAP Notes in late 2006.

Recent Financings, page 23

3.   In response to prior comment 20, you indicate that you have a reasonable basis to believe you have the financial ability to make all required payments (whether in cash or stock) under the convertible notes and warrants, "subject to the availability of refinancing opportunities upon the maturity of the New Convertible Notes." Please discuss what these refinancing opportunities are and clarify whether you have the ability to make all required payments solely in cash.

Security Ownership of Certain Beneficial Owners and Management, page 56

4.   Update the number of shares outstanding to most recent practicable date. Provide similar updates to the Selling Stockholder section.

Selling Stockholders, page 59

5.   We note your response to prior comment 20; however, your revised disclosure on page 63 only refers to "certain" of the selling shareholders. Tell us why your disclosure excludes some of the selling shareholders and indicate whether these other selling shareholders have existing short positions requested in prior comment 20.

*   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via facsimile*
Allen Z. Sussman
Morrison & Foerster, LLP
Fax (213) 892-5454